UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 25 May 2020
Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



GOLD FIELDS

MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

Gold Fields publishes 2019 Notice of AGM

Johannesburg, 25 May 2020: Further to the announcement released on 30 April 2020, Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) wishes to advise that it has distributed its Notice to Shareholders of the Annual General Meeting (AGM) for the 2019 financial year today. Shareholders are reminded that the Company published its Integrated Annual Report 2019 (IAR) and a number of associated reports on 30 March 2020, which are all available on its website

Notice is given to Shareholders that the AGM of the Company is to be held at 150 Helen Road, Sandown, Sandton, and by electronic communication, on Thursday, 20 August 2020 at 14:00. The AGM will transact the business as stated in the Notice of that meeting, a copy of which can be found on the company's website at www.goldfields.com and was posted to shareholders today.

In terms of section 59(1) (b) of the Companies Act, 71 of 2008, the record date for the purpose of determining which shareholders are entitled to participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company's securities register in order to participate in and vote at the AGM) is Tuesday, 11 August 2020. Therefore the last day to trade in order to be registered in the Company's securities register as at the record date is Wednesday, 5 August 2020. Please note that the dates in this SENS announcement supercedes any dates printed in the AGM Notice. The last day to trade was incorrectly stated as Friday 7 August 2020.

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 82 312 8692
email   Avishkar.Nagaser@
           goldfields.com

Thomas Mengel
Tel   +27 11 562 9849
Mobile   +27 72 493 5170
email   Thomas.Mengel@
           goldfields.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
           goldfields.com

Directors: C A Carolus (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani #, P J Bacchus†, T P Goodlace, C E Letton^, P Mahanyele –Dabengwa, R P Menell. S P Reid^, Y G H Suleman
^Australian, †British, #Ghanaian, ** Executive Director
Company Secretary: TL Harmse (Acting)

Enquiries

Investors
Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.com

Notes to editors

About Gold Fields

Gold Fields is a globally diversified gold producer with nine operating mines in Australia, Peru, South Africa and West Africa (including the Asanko JV), as well as one project in Chile. We have total attributable annual gold-equivalent production of 2.2Moz, attributable gold-equivalent Mineral Reserves of 51.3Moz and Mineral Resources of 115.7Moz. Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Stock Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated 25 May 2020

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer